SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 3)
_______________________

MAGUIRE PROPERTIES, INC.
(Name of Issuer)

Series A Preferred Stock, Par Value $.01 per share
(Title of Class of Securities)

559775200
(CUSIP Number of Class
 of Securities)
_______________________

Carolyn Tiffany	David J. Heymann
WRT Realty, L.P.	Post Heymann & Koffler LLP
7 Bulfinch Place	Two Jericho Plaza
Suite 500	Wing A, Suite 211
Boston, Massachusetts 02114	Jericho, New York 11753
(617) 570-4614	(516) 681-3636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO. 559775200	13D	Page 2 of 5

1	NAME OF REPORTING PERSON WRT Realty, L.P. I.R.S. I.D. No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 559775200	13D	Page 3 of 5

1	NAME OF REPORTING PERSON Winthrop Realty Trust I.R.S. I.D. No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 amends certain information contained in the Schedule 13D filed with the Securities Exchange Commission (“SEC”) jointly by WRT Realty, L.P., a Delaware limited partnership (“WRT”), and Winthrop Realty Trust, an Ohio business trust (“Winthrop”) on March 17, 2009, as amended by Amendment No.1 filed with the SEC on April 7, 2009 and Amendment No. 2 filed with the SEC on April 7, 2009 (the “13D”) with respect to shares of Series A Preferred Stock, par value $.01 per share (the “Preferred Stock”) of Maguire Properties, Inc., a Maryland corporation (the “Issuer”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of Transaction.

Item 4 of the 13D is amended by adding the following:

As previously disclosed, Winthrop and the Issuer are party to a Standstill Agreement which prohibited Winthrop from (i) acquiring voting securities of the Issuer, (ii) entering into a business combination with the Issuer, (iii) making or in any way participating, directly or indirectly in any solicitation of proxies or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, (iv) forming, joining or in any way participating in a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to voting securities of the Issuer, or (v) otherwise acting alone or in concert with others to seek to control or influence the management of the Issuer.  Effective May 7, 2009, this prohibition terminated.  As such, and in light of the Issuer’s denial of Winthrop’s request for a waiver to permit Winthrop to acquire shares of the Issuer in excess of the ownership limit set forth in the Issuer’s organizational documents, Winthrop has sold and may elect to sell a portion of its shares of Preferred Stock from time to time in order to provide the flexibility to acquire voting securities of the Issuer unless such waiver is obtained in the future.

Item 5.  Interest of Securities of the Issuer.

Item 5 of the 13D is amended to read as follows:

(a)           WRT directly owns 500,000 shares of Preferred Stock representing 5.0% of the total outstanding Preferred Stock.  Winthrop, as the ultimate sole equity owner of WRT, beneficially owns all of the shares of Preferred Stock held by WRT.  The foregoing percentage is based upon 10,000,000 shares of Preferred Stock outstanding which represents the number of shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2009.

(b)           WRT and Winthrop have the sole power to vote and dispose of 500,000 shares of Preferred Stock.

(c)           Set forth below is a description of all transactions in Shares that were effected during the past sixty days by WRT.  All such transactions were sales affected by WRT in open market transactions.

Date	Number of Shares	Price Per Share
4/29/09	22,700	$2.73
4/30/09	32,300	$2.77
5/1/09	7,700	$2.73
5/4/09	6,900	$2.71
5/5/09	300	$2.70
5/6/09	25,100	$2.61
5/19/09	350,000	$2.60

(d)  Not applicable

(e)  Not applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  May 19, 2009

WRT REALTY, L.P.

By:	Winthrop Realty Trust, Its General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner

WINTHROP REALTY TRUST

By:	/s/ Michael L. Ashner
Michael L. Ashner